Exhibit 2.5

PERPETUAL ENERGY INC.

Condensed Interim Consolidated Statements of Financial Position

As at	September 30, 2016	December 31, 2015
(Cdn$ thousands, unaudited)

Assets
Current Assets
Cash and cash equivalents	$3,943	$2,116
Restricted cash (note 8)	2,000	–
Accounts receivable	13,683	19,532
Marketable securities (note 4)	65,659	145,275
Prepaid expenses and deposits	1,726	3,141
Derivatives (note 14)	2,427	2,319
Assets held for sale (note 3)	109,232	–
	198,670	172,383

Derivatives (note 14)	5,065	1,411
Property, plant and equipment (note 5)	220,299	347,903
Exploration and evaluation (note 6)	47,151	56,407
Equity-method investment (note 7)	–	25,346
Total assets	$471,185	$603,450

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$23,383	$38,621
Derivatives (note 14)	10,563	9,353
Bank indebtedness (note 8)	10,632	42,000
Financial obligation	2,716	2,604
TOU share financial arrangement (note 9)	22,623	18,059
Provisions (note 12)	4,593	1,981
Liabilities associated with assets held for sale (note 3)	131,024	–
	205,534	112,618

Derivatives (note 14)	5,399	7,395
Senior notes (note 11)	60,064	271,658
Financial obligation	5,275	7,407
Provisions (note 12)	34,797	157,188
Total liabilities	311,069	556,266

Equity
Share capital (note 13)	1,325,393	1,297,911
Shares held in trust	(1,311)	(1,177)
Rights (note 13)	–	5,290
Contributed surplus	42,404	38,300
Deficit	(1,206,370)	(1,293,140)
Total equity	160,116	47,184
Total liabilities and equity	$471,185	$603,450

Subsequent events (notes 3 and 8).

See accompanying notes. The notes are an integral part of the Corporation’s condensed interim consolidated financial statements.

/s/ Robert A. Maitland	/s/ Geoffrey C. Merritt

Robert A. Maitland	Geoffrey C. Merritt
Director	Director

PERPETUAL ENERGY INC.	Q3 2016 Interim Financial Statements	Page 1

PERPETUAL ENERGY INC.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
(Cdn$ thousands, except per share amounts, unaudited)

Revenue
Oil and natural gas	$ 22,268	$ 35,460	$ 63,463	$ 109,393
Royalties	(2,217)	(4,663)	(6,345)	(13,075)
	20,051	30,797	57,118	96,318
Change in fair value of commodity price derivatives (note 14)	3,547	(4,199)	16,646	(10,174)
Gas over bitumen	548	830	1,288	2,450
	24,146	27,428	75,052	88,594

Expenses
Production and operating	9,566	15,066	33,415	52,612
Transportation	2,343	2,823	6,956	9,148
Exploration and evaluation (note 6)	1,761	1,180	4,207	9,922
General and administrative	5,901	5,673	17,929	15,639
Loss on onerous contract (note 12)	(918)	–	(918)	–
Gain on dispositions (note 5)	(290)	(6,260)	(8,255)	(146,271)
Depletion and depreciation (note 5)	13,676	23,061	47,369	67,507
Income (loss) from operating activities	(9,729)	(14,115)	(27,487)	80,037

Finance expense (note 15)	(3,830)	(9,584)	(20,137)	(26,747)
Change in fair value of marketable securities (note 4)	2,829	(43,283)	58,213	(48,683)
Gain (loss) on Securities Swap (notes 4 and 11)	(143)	–	81,322	–
Loss on disposition of equity-method investment (note 7)	(46)	–	(6,165)	–
Share of net income (loss) of equity-method investment (note 7)	–	(157)	1,024	(342)
Net income (loss) and comprehensive income (loss)	$ (10,919)	$ (67,139)	$ 86,770	$ 4,265

Income (loss) per share (note 13)
Basic	$ (0.21)	$ (8.89)	$ 1.74	$ 0.57
Diluted	$ (0.21)	$ (8.89)	$ 1.65	$ 0.56

See accompanying notes. The notes are an integral part of the Corporation’s condensed interim consolidated financial statements.

PERPETUAL ENERGY INC.	Q3 2016 Interim Financial Statements	Page 2

PERPETUAL ENERGY INC.

Condensed Interim Consolidated Statements of Changes in Equity

	Share capital		Shares held in trust	Rights	Contributed surplus	Deficit	Total Equity
(Cdn$ thousands, unaudited)	(thousands)	($ thousands)

Balance at December 31, 2015	19,115	$1,297,911	$ (1,177)	$5,290	$38,300	$(1,293,140)	$ 47,184
Net income	–	–	–	–	–	86,770	86,770
Common shares issued for Rights (note 13)	33,268	27,183	(162)	(5,290)	–	–	21,731
Common shares issued	203	299	28	–	(327)	–	–
Share based compensation	–	–	–	–	4,431	–	4,431
Balance at September 30, 2016	52,586	$1,325,393	$ (1,311)	$–	$42,404	$(1,206,370)	$160,116

	Share capital		Shares held in trust	Equity component of convertible debentures	Contributed surplus	Deficit	Total Equity
(Cdn$ thousands, unaudited)	(thousands)	($ thousands)

Balance at December 31, 2014	7,504	$1,258,840	$(1,387)	$3,174	$36,754	$(1,191,098)	$106,283
Net income	–	–	–	–	–	4,265	4,265
Common shares issued	156	1,062	–	–	(720)	–	342
Share based compensation	–	–	–	–	3,664	–	3,664
Change in shares held in trust	–	–	(1,109)	–	–	–	(1,109)
Balance at September 30, 2015	7,660	$1,259,902	$(2,496)	$3,174	$39,698	$(1,186,833)	$113,445

See accompanying notes. The notes are an integral part of the Corporation’s condensed interim consolidated financial statements.

PERPETUAL ENERGY INC.	Q3 2016 Interim Financial Statements	Page 3

PERPETUAL ENERGY INC.

Condensed Interim Consolidated Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
(Cdn$ thousands, unaudited)

Cash flows from (used in) operating activities

Net income (loss)	$(10,919)	$(67,139)	$86,770	$4,265
Adjustments to add (deduct) non-cash items:
Depletion and depreciation (note 5)	13,676	23,061	47,369	67,507
Loss on onerous contract (note 12)	918	–	918	–
Exploration and evaluation (note 6)	1,377	260	2,717	6,166
Share based compensation expense	2,073	1,359	4,431	3,653
Change in fair value of commodity price derivatives (note 14)	(6,179)	1,944	(7,701)	14,411
Change in fair value of marketable securities (note 4)	(2,829)	43,283	(58,213)	48,683
Finance expenses (note 15)	2,007	1,687	6,900	4,145
Share of net (income) loss of equity-method investment	–	157	(1,024)	342
Gain on dispositions (note 5)	(290)	(6,260)	(8,255)	(146,271)
Gain on Securities Swap (notes 4 and 11)	–	–	(81,572)	–
Loss on disposition of equity-method investment (note 7)	46	–	6,165	–
Dividends from equity-method investment (note 7)	–	–	501	–
Long term Crown receivable adjustments	–	2,095	–	–
Expenditures on decommissioning obligations (note 12)	(1,427)	(1,046)	(3,433)	(5,194)
Change in non-cash working capital	(163)	(2,204)	(7,449)	2,719
Net cash from (used in) operating activities	(1,710)	(2,803)	(11,876)	426

Cash flows from (used in) financing activities

Change in bank indebtedness	–	(6,410)	(31,368)	68,590
Change in financial obligation	(482)	(882)	(1,438)	(2,878)
Transactions with trustee	–	–	(162)	(1,109)
Common shares issued	(250)	–	21,893	342
Change in non-cash working capital	–	341	–	–
Net cash from (used in) financing activities	(732)	(6,951)	(11,075)	64,945

Cash flows from (used in) investing activities

Acquisitions	(12)	–	(12)	(243)
Capital expenditures	(1,411)	(15,254)	(7,511)	(75,510)
Proceeds on dispositions (notes 5 and 7)	954	2,630	27,472	23,956
Proceeds on sale of marketable securities (note 4)	–	2,896	7,354	2,896
Restricted cash	–	–	(2,000)	–
Change in non-cash working capital	706	(1,344)	(525)	(27,967)
Net cash from (used in) investing activities	237	(11,072)	24,778	(76,868)

Change in cash and cash equivalents	(2,205)	(20,826)	1,827	(11,497)
Cash and cash equivalents, beginning of period	6,148	20,826	2,116	11,497
Cash and cash equivalents, end of period	$3,943	$–	$3,943	$–

Interest paid	$3,151	$12,963	$21,192	$28,010

See accompanying notes. The notes are an integral part of the Corporation’s condensed interim consolidated financial statements.

PERPETUAL ENERGY INC.	Q3 2016 Interim Financial Statements	Page 4

PERPETUAL ENERGY INC.

Selected notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

For the three and nine months ended September 30, 2016

(All tabular amounts are in Cdn$ thousands, except where otherwise noted)

1.	REPORTING ENTITY

Perpetual Energy Inc. (“Perpetual”, the “Company” or the “Corporation”) is a Canadian corporation engaged in the exploration, development and marketing of oil and gas based energy in Alberta, Canada. The Corporation operates a diversified asset portfolio that includes shallow gas in eastern Alberta, conventional heavy oil, liquids-rich gas in the Alberta deep basin and several long-term bitumen resource properties.

The address of the Corporation’s registered office is 3200, 605 – 5 Avenue SW, Calgary, Alberta, T2P 3H5.

The condensed interim consolidated financial statements of the Corporation as at and for the three and nine months ended September 30, 2016 are comprised of the accounts of Perpetual and its wholly owned subsidiaries, Perpetual Energy Operating Corp., Perpetual Operating Corp. and Perpetual Operating Trust, which are incorporated in Canada.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Corporation’s consolidated financial statements as at and for the year ended December 31, 2015 which were prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accounting policies, basis of measurement, critical accounting judgments and significant estimates used to prepare the annual consolidated financial statements as at and for the year ended December 31, 2015 have been applied in the preparation of these condensed interim consolidated financial statements.

The statement of cash flows for the comparative three and nine months ended September 30, 2015 includes a $5.4 million reclassification of non-cash working capital from financing activities to operating activities to be consistent with the current year presentation.

These condensed interim consolidated financial statements of the Corporation were approved and authorized for issue by the Board of Directors on November 7, 2016.

3.	ASSETS HELD FOR SALE

September 30, 2016
Assets held for sale
Property, plant and equipment (note 5)	$99,961
Exploration and evaluation (note 6)	6,118
Derivatives (note 14)	3,153
109,232
Liabilities associated with assets held for sale
Decommissioning obligations (note 12)	131,024
$131,024

On September 27, 2016, Perpetual announced the signing of a definitive agreement to dispose of 100 percent of the shares in Perpetual Energy Operating Corp., a wholly owned subsidiary which held a large percentage of Perpetual’s shallow gas properties in east central and northeast Alberta (the “Shallow Gas Properties”). The transaction did not include heavy oil and natural gas assets in the Mannville and Panny areas and other bitumen leases in northeast Alberta. The Shallow Gas Properties, which included the Company’s Northeast and Birchwavy West CGUs as well as substantially all of the Company’s Birchwavy East and Athabasca CGUs, have been presented as assets held for sale and are measured at the lower of carrying amount and fair value less costs to sell.

On September 27, 2016, Perpetual entered into commodity price derivative contracts on behalf of Perpetual Energy Operating Corp. with a third party marketing company to be included with the disposition of the Shallow Gas Properties. The contract was recorded at fair value and classified as an asset held for sale at September 30, 2016. Concurrently, Perpetual entered into physical natural gas contracts which have been assigned a fee designed to offset the commodity price derivatives contract held for sale. Further details on these contracts have been disclosed under note 14.

On October 1, 2016, the Corporation closed the disposition of all assets and associated liabilities presented as held for sale at September 30, 2016 for a nominal amount.

4.	MARKETABLE SECURITIES

At September 30, 2016, the Corporation held 1.85 million common shares of Tourmaline Oil Corp. (“TOU”) with a fair market value of $65.7 million based on a September 30, 2016 closing price of $35.54 per share.

PERPETUAL ENERGY INC.	Q3 2016 Interim Financial Statements	Page 5

Net income for the nine months ended September 30, 2016 includes an unrealized gain of $58.2 million (2015 – loss of $48.7 million) representing the change in value between the December 31, 2015 closing price of $22.35 and the period end closing price of $35.54 per share. During the nine months ended September 30, 2016, the Corporation sold 250,000 TOU shares for total proceeds of $7.4 million.

During the nine months ended September 30, 2016, the Company repurchased and cancelled $114.0 million of outstanding principal amount of senior notes with a maturity date of March 15, 2018 (“2018 Senior Notes”) and $100.4 million of outstanding principal amount of senior notes with a maturity date of July 23, 2019 (“2019 Senior Notes”) through the exchange of 4.4 million TOU shares and cash payments of $3.9 million for accrued interest (the “Securities Swap”) (note 11). The fair market value of TOU shares exchanged was $130.5 million based on an average closing price of $29.64 per share. Included in the exchange were $81.6 million 2018 Senior Notes and $57.0 million 2019 Senior Notes held by directors and officers of the Company or entities controlled by them.

For the nine months ended September 30, 2016, the Corporation recorded a net gain on the Securities Swap of $81.3 million, representing the difference between the carrying amount of senior notes cancelled of $212.0 million and the fair market value of TOU shares exchanged of $130.5 million, net of transaction costs.

5.	PROPERTY, PLANT AND EQUIPMENT

	Oil and gas properties	Corporate assets	Total

Cost

December 31, 2014	$2,633,900	$7,021	$2,640,921
Additions	69,086	69	69,155
Non-monetary additions	3,700	–	3,700
Change in decommissioning obligations estimates	(58,313)	–	(58,313)
Transferred from exploration and evaluation	692	–	692
Acquisitions	3	–	3
Dispositions	(218,500)	–	(218,500)
December 31, 2015	2,430,568	7,090	2,437,658
Additions	7,172	68	7,240
Change in decommissioning obligations estimates	12,919	–	12,919
Dispositions	(433)	–	(433)
Transferred to assets held for sale (note 3)	(99,961)	–	(99,961)
September 30, 2016	$2,350,265	$7,158	$2,357,423

Accumulated depletion, depreciation and impairment losses

December 31, 2014	$(2,072,642)	$(6,323)	$(2,078,965)
Depletion and depreciation	(88,067)	(297)	(88,364)
Dispositions	105,096	–	105,096
Impairment	(27,522)	–	(27,522)
December 31, 2015	(2,083,135)	(6,620)	(2,089,755)
Depletion and depreciation	(47,158)	(211)	(47,369)
Transferred to assets held for sale (note 3)	–	–
September 30, 2016	$(2,130,293)	$(6,831)	$(2,137,124)

Carrying amount

December 31, 2015	$347,433	$470	$347,903
September 30, 2016	$219,972	$327	$220,299

At September 30, 2016, property, plant and equipment included $4.4 million (December 31, 2015—$5.0 million) of costs currently not subject to depletion or depreciation.

During the nine months ended September 30, 2016, the Corporation disposed of certain oil sands leases, non-core undeveloped lands and idle production equipment for proceeds of $6.5 million. In addition, as part of the disposition of Warwick Gas Storage LP (“WGS LP”) (note 7), the Corporation disposed of natural gas properties with current net production of 470 Mcf/d for proceeds of $0.2 million. Included in the disposition were 9,207 net acres of surrounding lands and associated infrastructure.

Net gains on dispositions totaling $8.3 million (2015 – $146.3 million) were recorded in net income for the nine months ended September 30, 2016. Included in the gain on disposition was the de-recognition of abandonment and reclamation liabilities which were transferred with properties disposed and $1.0 million in relation to the sale of seismic data during the third quarter.

PERPETUAL ENERGY INC.	Q3 2016 Interim Financial Statements	Page 6

6.	EXPLORATION AND EVALUATION

	September 30, 2016	December 31, 2015
Balance, beginning of period	$56,407	$84,227
Additions	271	7,186
Non-monetary additions	–	5,880
Acquisitions	12	240
Dispositions	(704)	(34,096)
Transfers to property, plant and equipment (note 5)	–	(692)
Non-cash exploration and evaluation expense	(2,717)	(6,338)
Transferred to assets held for sale (note 3)	(6,118)	–
Balance, end of period	$47,151	$56,407

During the nine months ended September 30, 2016, $1.5 million (2015—$3.8 million) in costs were charged directly to exploration and evaluation expense in net income.

7.	EQUITY-METHOD INVESTMENT

During the nine months ended September 30, 2016, the Corporation disposed of its 30 percent partnership interest in WGS LP for net proceeds of $19.7 million, resulting in a net loss on disposition of $6.2 million.

For the nine months ended September 30, 2016, the Corporation recorded income of $1.0 million (2015 – loss of $0.3 million) on its equity investment in WGS LP, prior to the disposition. For the nine months ended September 30, 2016, the Corporation received dividends of $0.5 million (2015 – nil) from WGS LP representing Perpetual’s share of total dividends declared.

8.	BANK INDEBTEDNESS

At September 30, 2016, the Corporation’s credit facility and margin loan provided a total borrowing capacity of $16.6 million consisting of a fully drawn margin loan of $10.6 million secured by the pledge of 0.8 million TOU shares, and an undrawn reserve based credit facility of $6 million. At September 30, 2016, the Corporation had outstanding letters of credit in the amount of $5.6 million (December 31, 2015 – $5.4 million) under the reserve based credit facility.

In April 2016, Perpetual’s lenders completed a discretionary review of Perpetual’s borrowing base which resulted in a reduction to the available capacity under Perpetual’s reserve based credit facility from $20 million to $6 million. To facilitate the Securities Swap announced in April 2016, Perpetual also repaid the $42 million margin loan and entered into a new margin loan secured by fewer TOU shares. Pursuant to the closing of the Securities Swap and the disposition of Perpetual’s 30 percent interest in WGS LP on May 25, 2016, the lenders required Perpetual to pledge a $2.0 million cash deposit to be held as security in favor of the reserve based credit facility. The $2.0 million has been reported as restricted cash at September 30, 2016.

Reserve Based Credit Facility

At September 30, 2016, Perpetual had a reserve based credit facility with a syndicate of Canadian banks that includes an undrawn $6.0 million working capital facility partially secured by a $2.0 million cash deposit, which collectively are used to secure outstanding letters of credit in the amount of $5.6 million. The credit facility bears interest at its lenders’ prime rate or BA rates, plus applicable margins and standby fees. The applicable margins range between 1.25% and 4.75% depending on the form of borrowing and changes in the Corporation’s ratio of consolidated debt to income before interest, taxes, and non-cash items (“Consolidated Debt Ratio”) for the most recently completed reporting period. Consolidated debt is defined as the sum of the period end balance of the credit facility, margin loan, TOU share financial arrangement, senior notes and outstanding letters of credit, reduced by the lesser of the mark to market value or the quarterly average value of TOU shares (note 4). On November 7, 2016, Perpetual’s lenders completed their review of the reserve based credit facility and extended the maturity date to April 28, 2017 subject to the completion of usual and customary documentation.

Prior to April 14, 2016, the Corporation had a working capital covenant restricting the sum of borrowings under the reserve based credit facility plus net working capital to a total of $40 million. In addition, the Corporation also had maintenance covenants that require consolidated senior debt to trailing twelve months (“TTM”) income before interest, taxes, depletion and depreciation and non-cash items (“EBITDA”) to be maintained within certain thresholds. Consolidated senior debt is defined as the sum of the Corporation’s period end balance of the margin loan, credit facility and outstanding letters of credit reduced by the lesser of the mark to market value or the quarterly average value of TOU shares pledged to the margin loan. The covenant limiting the ratio of consolidated senior debt to TTM EBITDA was 3.0 to 1.0 except in the quarters ended June 30 and September 30, 2016 where the limit was 3.5 to 1.0.

On April 14, 2016, the amendments to the credit facility included a change to the working capital covenant from $40 million to $22 million effective for the periods ending June 30, 2016 and September 30, 2016. Net working capital includes the sum of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and deposits and accounts payable and accrued liabilities, plus an adjustment for accrued interest on senior notes payable from the date of the calculation up to and including October 31, 2016. In addition, the covenant limiting the ratio of consolidated senior debt to TTM EBITDA was removed.

The Corporation was in compliance with the lender’s covenants at September 30, 2016.

On November 7, 2016, the working capital covenant was adjusted from $22 million to $6 million. The Corporation is required to maintain the working capital covenant on a monthly basis effective November 30, 2016 until the maturity date. The adjustment for accrued senior note interest has been amended from the date of the calculation up to and including April 28, 2017.

PERPETUAL ENERGY INC.	Q3 2016 Interim Financial Statements	Page 7

Margin Loan

At September 30, 2016, Perpetual had a margin loan arrangement with a Canadian chartered bank fully drawn in the amount of $10.6 million. Collateral for the margin loan is provided by a securities pledge agreement relating to 0.8 million TOU shares. The margin loan expires on April 30, 2017 and includes a 40 percent loan to value ratio at funding.

The margin loan bears interest at its lenders’ three month CDOR rate plus 4.5%. Perpetual is required to maintain a lending ratio of less than 55 percent based on the daily closing market value of the TOU shares pledged under the securities pledge agreement.

On November 7, 2016, Perpetual amended the margin loan arrangement from $10.6 million to approximately $15.5 million and reduced the securities pledged to 0.65 million TOU shares. Interest on the margin loan was reduced to its lenders’ three month CDOR rate plus 1.0%. The requirement to maintain a lending ratio of less than 55 percent has been removed. The amended margin loan will mature in November 2017 at which time it can be paid in cash or through the transfer of all or a portion of the 0.65 million TOU shares pledged as security.

9.	TOU SHARE FINANCIAL ARRANGEMENT

On September 19, 2016, the Corporation extended the term of the TOU share financial arrangement to March 15, 2017 and reduced the number of TOU shares pledged as security from 1.0 million to 0.84 million. The reduction in the number of TOU shares pledged as security was facilitated by the TOU share price appreciation during 2016. The repayment amount changes in response to changes in the market price of TOU shares pledged as security, subject to a maximum payment of $23.3 million at maturity. The TOU share financial arrangement can be repaid in cash or with the transfer of all or a portion of the 0.84 million TOU shares pledged as security.

10.	CAPITAL MANAGEMENT

Perpetual’s goal is to maintain a strong capital base so as to retain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of its underlying oil and natural gas assets. The Company considers its capital structure to include share capital, bank indebtedness, TOU share financial arrangement, senior notes and adjusted working capital, with value and liquidity enhanced through the current ownership of TOU shares. Adjusted working capital includes total current assets and current liabilities excluding short-term derivative assets and liabilities related to the Corporation’s risk management activities, current portion of financial obligation, current portion of the TOU share financial arrangement, current portion of provisions, and current bank indebtedness.

With the deterioration of commodity prices continuing in 2016, Perpetual was focused on liquidity management and preservation of its balance sheet through restricted capital spending, reducing costs and maximizing efficiencies in administration and operations. A diligent focus on reductions in all areas of spending, including operating, financing and administrative costs, will continue in order to establish a sustainable cost structure in this low commodity price environment.

The majority of the Company’s debt is in the form of senior notes with maturities in 2018 and 2019. Obligations which will require settlement or extension in 2017 include the reserve based credit facility, the amended margin loan and the TOU share financial arrangement. The Company’s TOU share financial arrangement matures on March 15, 2017 and can be repaid in cash or with the transfer of the 0.84 million TOU shares pledged as security.

The reserve based credit facility of $6 million expires on April 28, 2017. Any amounts drawn at that time would be repayable in cash should the maturity not be extended. The maturity of the Company’s amended margin loan has been extended from April 30, 2017 to November 2017 and is currently secured by a pledge agreement relating to 0.65 million TOU shares.

The Company regularly assesses alternative repayment options for upcoming obligations including asset dispositions, the sale of TOU shares, refinancing or a combination thereof. Changes to capital structure and repayment alternatives are assessed by management with considerations for both short term liquidity and longer term financial sustainability.

11.	SENIOR NOTES

				Carrying amount
	Maturity date	Principal	Interest rate	September 30, 2016	December 31, 2015

2018 Senior Notes(1)	March 15, 2018	36,013	8.75%	35,816	148,724
2019 Senior Notes(2)	July 23, 2019	24,560	8.75%	24,248	122,934
		60,573		60,064	271,658
(1)	Issued March 15, 2011, interest payable semi-annually on September 15 and March 15 of each year.
(2)	Issued July 23, 2014, interest payable semi-annually on January 23 and July 23 of each year.

At September 30, 2016, Perpetual had $60.6 million principal amount of senior notes outstanding. During the nine months ended September 30, 2016, the Company repurchased and cancelled $114.0 million of outstanding 2018 Senior Notes and $100.4 million of outstanding 2019 Senior Notes through the exchange of 4.4 million TOU shares and cash payments of $3.9 million for accrued interest. The fair market value of TOU shares exchanged was $130.5 million based on an average closing price of $29.64 per share. Included in the exchange were $81.6 million 2018 Senior Notes and $57.0 million 2019 Senior Notes held by directors and officers of the Company or entities controlled by them.

For the nine months ended September 30, 2016, the Corporation recorded a net gain on the Securities Swap of $81.3 million, representing the difference between the carrying amount of senior notes cancelled of $212.0 million and the fair market value of TOU shares exchanged of $130.5 million, net of transaction costs.

PERPETUAL ENERGY INC.	Q3 2016 Interim Financial Statements	Page 8

12.	PROVISIONS

	September 30, 2016	December 31, 2015
Decommissioning obligations, beginning of period	$159,169	$222,976
Obligations incurred	89	1,442
Obligations disposed	(1,624)	(1,939)
Change in risk free rate	12,830	617
Change in estimates	–	(60,372)
Obligations settled	(3,433)	(7,589)
Accretion	2,465	4,034
Transferred to assets held for sale (note 3)	(131,024)	–
Decommissioning obligations, end of period	38,472	159,169
Onerous lease obligation	918	–
Balance, end of period	39,390	159,169

Provisions – current	4,593	1,981
Provisions – non-current	34,797	157,188
	$39,390	$159,169

At September 30, 2016, the Corporation used a weighted average risk free rate of 1.72% (December 31, 2015 – 2.31%) to calculate the present value of the decommissioning obligation.

Onerous lease obligation

During the third quarter of 2016, the Corporation recognized an onerous lease obligation of $0.9 million in relation to corporate office space which is no longer being utilized. The unused corporate office space is recorded as an onerous contract as the unavoidable costs associated with the lease contract exceed the economic benefits to be received. The onerous lease obligation is calculated as the present value of the expected net cost of continuing with the lease after adjusting for sublease rentals.

13.	SHARE CAPITAL

a)	Authorized

Authorized capital consists of an unlimited number of common shares. On March 24, 2016, shareholders of the Corporation approved the consolidation of common shares on the basis of 20 common shares to one common share, which has been retroactively applied throughout these condensed interim consolidated financial statements.

b)	Per share information

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
(thousands, except per share amounts)
Net income (loss) – basic and diluted	(10,919)	(67,139)	86,770	4,265

Weighted average shares
Issued common shares	52,512	7,649	50,247	7,575
Effect of shares held in trust	(259)	(100)	(250)	(93)
Weighted average common shares outstanding – basic	52,253	7,549	49,997	7,482
Effect of dilutive securities	–	–	2,532	167
Weighted average common shares outstanding – diluted	52,253	7,549	52,529	7,649

Income (loss) per share – basic	(0.21)	(8.89)	1.74	0.57
Income (loss) per share – diluted	(0.21)	(8.89)	1.65	0.56

In computing per share amounts for the three months ended September 30, 2016, 2.2 million potentially issuable common shares through the share based compensation plans (2015 – 0.1 million) were excluded as the Corporation had a net loss. In computing per share amounts for the nine months ended September 30, 2016, 2.4 million potentially issuable common shares through the share based compensation plans (2015 – 0.1 million) were excluded as they had an anti-dilutive effect on calculated per share amounts.

c)	Rights

On January 18, 2016 Perpetual issued an aggregate of 33.3 million common shares of the Company upon closing of a fully backstopped rights offering to issue common shares of Perpetual for gross proceeds of $25 million. Included were 21.4 million issued to entities controlled by the Chairman of Perpetual’s Board of Directors for proceeds of $16.1 million.

d)	Share based payments

Concurrent with the share consolidation on March 24, 2016, the Company’s Board of Directors approved modifications to existing share based compensation agreements with directors, officers and employees of the Corporation. For the nine months ended September 30, 2016, incremental share based compensation costs associated with the modifications totalled $1.4 million.

PERPETUAL ENERGY INC.	Q3 2016 Interim Financial Statements	Page 9

14.	FINANCIAL RISK MANAGEMENT

Realized gains on commodity price derivatives recognized in net income for the nine months ended September 30, 2016 were $8.9 million (2015 – $4.2 million). The realized gains on commodity price derivatives for the nine months ended September 30, 2016, included gains of $7.7 million in respect of the settlement of contracts prior to maturity (2015 - $5.7 million).

Commodity price contracts related to disposition of shallow gas properties

On September 27, 2016, Perpetual entered into the following commodity price derivative contracts with a third party marketing company through its wholly owned subsidiary Perpetual Energy Operating Corp. This contract was reclassified as an asset held for sale at September 30, 2016 in connection with the Shallow Gas Disposition which closed on October 1, 2016 (note 3).

Term	Volumes at AECO (GJ/d)	Floor price ($/GJ)	Ceiling price ($/GJ)	Type of contract
October 2016 – August 2018	33,611	2.58	2.81	Physical

Concurrent with the above marketing contract, Perpetual entered into the following natural gas contracts which are for the physical sale of natural gas as described in the table below with adjustments relating to offsetting positions to the commodity price derivatives contract held for sale.

Term	Perpetual sold/bought	Volumes at AECO (GJ/d)	Average price ($/GJ)	Type of contract
October 2016 (1)	Sold	25,000	2.61	Physical
November 2016 – December 2016(2)	Sold	25,000	Daily Index	Physical
January 2017 – March 2018(2)	Sold	35,000	Daily Index	Physical
April 2018 – August 2018(3)	Sold	35,000	Daily Index	Physical
September 2018 – October 2018(4)	Sold	35,000	Daily Index	Physical
(1)

Contract price equals the average price plus $0.01/GJ, plus a monthly fee that is equal to the number of days multiplied by 33,611 GJ/d multiplied by the greater of either $0/GJ or the difference between AECO monthly index minus $2.81/GJ, less a monthly fee that is equal to the number of days multiplied by 33,611 GJ/d multiplied by the greater of either $0/GJ or the difference between $2.58/GJ minus AECO monthly index.

(2)

Contract price equals the average price less $0.24/GJ, plus a monthly fee that is equal to the number of days multiplied by 33,611 GJ/d multiplied by the greater of either $0/GJ or the difference between AECO monthly index minus $2.81/GJ.

(3)

Contract price equals the average price plus $0.05/GJ, plus a monthly fee that is equal to the number of days multiplied by 33,611 GJ/d multiplied by the greater of either $0/GJ or the difference between AECO monthly index minus $2.81/GJ, less a monthly fee that is equal to the number of days multiplied by 33,611 GJ/d multiplied by the greater of either $0/GJ or the difference between $2.58/GJ minus AECO monthly index.

(4)	Contract price equals the average price plus $0.01/GJ.

The commodity price derivative portion of the natural gas contracts as described in the footnotes above has been summarized as follows:

Term	Nominal Volumes (GJ/d)	Floor price ($/GJ)	Ceiling price ($/GJ)	Type of contract
October 2016	33,611	2.58	2.81	Collar
November 2016 – March 2018	33,611	-	2.81	Call
April 2018 – August 2018	33,611	2.58	2.81	Collar

Natural gas contracts

At September 30, 2016, the Corporation had entered into financial natural gas sales arrangements at AECO as follows:

Term	Perpetual sold/bought	Volumes at AECO (GJ/d)	Average price ($/GJ)	Type of contract
October 2016 – December 2016	Sold	37,500	1.93	Financial
October 2016 – December 2016	Bought	(35,000)	2.43	Financial

At September 30, 2016, the Corporation had entered into financial natural gas sales arrangements at AECO which settle in $USD as follows:

Term	Perpetual sold/bought	Volumes at AECO (MMBtu/d)	Average price ($USD/MMBtu)	Type of contract
October 2016 – December 2016	Sold	35,000	1.33	Financial

PERPETUAL ENERGY INC.	Q3 2016 Interim Financial Statements	Page 10

At September 30, 2016, the Corporation had entered into financial natural gas sales arrangements to fix the basis differential between the New York Mercantile Exchange (“NYMEX”) and AECO trading hubs. The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount.

Term	Perpetual sold/bought	Volumes at NYMEX- AECO (MMBtu/d)	Average price ($USD/MMBtu)	Type of contract
January 2017 – December 2017	Sold	57,500	(0.72)	Financial
January 2017 – December 2017	Bought	(27,500)	(0.87)	Financial
January 2018 – December 2018	Sold	40,000	(0.69)	Financial
January 2018 – December 2018	Bought	(15,000)	(0.78)	Financial

At September 30, 2016, the Corporation had entered into fixed price financial natural gas sales arrangements at the NYMEX trading hub as follows:

Term	Perpetual sold/bought	Volumes at NYMEX (MMBtu/d)	Average price ($USD/MMBtu)	Type of contract
January 2017 – March 2017	Sold	17,500	2.72	Financial
January 2017 – March 2017	Bought	(17,500)	3.31	Financial

Oil contracts

At September 30, 2016, the Corporation had entered into the following costless collar oil sales arrangements which settle in $USD:

Term	Volumes at WTI (bbls/d)	Floor price ($USD/bbl)	Ceiling price ($USD/bbl)	Type of contract
October 2016 – December 2016	500	45.00	52.10	Collar
October 2016 – December 2016	500	42.00	50.70	Collar
January 2017 – December 2017	250	44.50	49.55	Collar
January 2017 – December 2017	250	42.00	49.25	Collar

At September 30, 2016, the Corporation had entered into financial oil sales arrangements to fix the basis differential between the West Texas Intermediate (“WTI”) and Western Canadian Select (“WCS”) trading hubs. The price at which these contracts settle is equal to the WTI index less a fixed basis amount.

Term	Perpetual sold/bought	Volumes at WTI- WCS (bbl/d)	Average differential ($USD/bbl)	Type of contract
October 2016 – December 2016	Sold	500	(13.68)	Financial

Foreign exchange contracts

At September 30, 2016, the Corporation had entered into the following U.S. dollar forward sales arrangement:

Term	Notional $USD/month	Strike rate ($CAD/$USD)	Type of contract
October 2016 – March 2018(1)	3,500,000	1.25	Financial
(1)	If the average monthly exchange rate is greater than the strike rate, the Corporation pays $USD 3,500,000 multiplied by the difference between the average monthly exchange rate and the strike rate.

At September 30, 2016, the Corporation had entered into the following U.S. dollar boosted forward sales arrangement:

Term	Notional $USD/month	Boosted notional(1) $USD/month	Strike rate ($CAD/$USD)	Type of contract
October 2016 – February 2018(2)	1,000,000	3,000,000	1.25	Financial
(1)	If the spot rate at expiry of each contract month is below the strike rate, the Corporation pays $USD 3,000,000 multiplied by the difference between the spot rate at expiry and the strike rate.
(2)

If the spot rate at expiry of each contract month is above the strike rate, the Corporation receives $USD 1,000,000 multiplied by the difference between the spot rate at expiry and the strike rate. Cumulative receipts on this contract are limited to a total of $0.8 million.

PERPETUAL ENERGY INC.	Q3 2016 Interim Financial Statements	Page 11

The following table reconciles the Corporation’s change in fair value of commodity price derivatives:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Realized gain (loss) on financial oil contracts	(3)	107	1,329	5,854
Realized gain (loss) on financial natural gas contracts	(2,229)	(448)	9,569	3,382
Realized loss on forward foreign exchange contracts	(400)	(1,914)	(1,953)	(4,999)
Unrealized gain (loss) on financial oil contracts	399	1,765	(3,133)	(6,048)
Unrealized gain (loss) on financial natural gas contracts	4,831	(513)	2,694	(2,186)
Unrealized gain (loss) on physical natural gas contracts	106	(100)	131	51
Unrealized gain (loss) on forward foreign exchange contracts	843	(3,096)	8,009	(6,228)
Change in fair value of commodity price derivatives	3,547	(4,199)	16,646	(10,174)

Natural gas contracts - sensitivity analysis

As at September 30, 2016, if future natural gas prices changed by $0.25 per GJ with all other variables held constant, the fair value of commodity price derivatives and after tax net income for the period would change by $5.5 million. Fair value sensitivity was based on published forward AECO and NYMEX prices.

Oil contracts - sensitivity analysis

As at September 30, 2016, if future oil prices increased by $5.00 per boe with all other variables held constant, the fair value of commodity price derivatives and after tax net income for the period would decrease by $0.9 million. If future oil prices decreased by $5.00 per boe with all other variables held constant, the fair value of commodity price derivatives and after tax net income for the period would decrease by $0.1 million. Fair value sensitivity was based on published forward WTI and WCS prices.

Foreign exchange contracts - sensitivity analysis

As at September 30, 2016, if future exchange rates increased by $0.10 $CAD/$USD with all other variables held constant, the fair value of foreign exchange derivatives and after tax net income for the period would decrease by $7.6 million. If future exchange rates decreased by $0.10 $CAD/$USD with all other variables held constant, the fair value of foreign exchange derivatives and after tax net income for the period would increase by $1.8 million. Fair value sensitivity was based on published forward $CAD/$USD rates.

Financial obligation sensitivity analysis

As at September 30, 2016, if future natural gas prices changed by $0.25 per GJ with all other variables held constant, the fair value of the financial obligation and after tax net income for the period would change by $1.0 million. Fair value sensitivity is based on published forward AECO prices.

Fair value of financial assets and liabilities

The Corporation’s fair value measurements are classified as one of the following levels of the fair value hierarchy:

Level 1 – inputs represent unadjusted quoted prices in active markets for identical assets and liabilities. An active market is characterized by a high volume of transactions that provides pricing information on an ongoing basis.

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These valuations are based on inputs that can be observed or corroborated in the marketplace, such as market interest rates or forward prices for commodities.

Level 3 – inputs for the asset or liability are not based on observable market data.

The Corporation aims to maximize the use of observable inputs when preparing calculations of fair value. Classification of each measurement into the fair value hierarchy is based on the lowest level of input that is significant to the fair value calculation.

The fair value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short terms to maturity. Bank debt bears interest at a floating market rate and accordingly the fair value approximates the carrying amount.

The fair value of the TOU share financial arrangement is estimated using significant unobservable inputs including discount rates and measures of future volatility. This fair value is classified as level 3 as significant unobservable inputs, including discount rates and measures of future volatility are used in determination of the carrying amount. During the nine months ended September 30, 2016, the Corporation recognized an unrealized loss of $4.6 million (2015 – nil) which is included in finance expense.

The fair value of the financial obligation is estimated by discounting future cash payments based on the forecasted Alberta gas reference price multiplied by the contracted deemed volume. This fair value measurement is classified as level 3 as significant unobservable inputs, including the discount rate and forecasted Alberta gas reference prices, are used in determination of the carrying amount. The discount rate of 12.2% (2015 – 12.2%) was determined on inception of the agreement based on the characteristics of the instrument. The forecasted Alberta gas reference prices for the remaining term are based on AECO forward market pricing with adjustments for historical differences between the Alberta reference price and market prices. During the nine months ended September 30, 2016, the Corporation recognized payments on the financial obligation of $1.4 million (2015 – $2.9 million) and an unrealized gain of $0.6 million (2015 – $0.8 million) which is included in finance expense.

PERPETUAL ENERGY INC.	Q3 2016 Interim Financial Statements	Page 12

The fair value of financial assets and liabilities, excluding working capital, is attributable to the following fair value hierarchy levels:

As at September 30, 2016	Gross	Netting(1)	Carrying Amount	Level 1	Fair Value Level 2	Level 3

Financial assets
Fair value through profit and loss
Marketable securities	65,659	–	65,659	65,659	–	–
Derivatives – current	6,605	(4,178)	2,427	–	2,427	–
Derivatives – non-current	5,502	(437)	5,065	–	5,065	–

Financial Liabilities
Financial liabilities at amortized cost
Senior notes	60,064	–	60,064	–	48,610	–
Fair value through profit and loss
Derivatives – current(2)	14,741	(4,178)	10,563	–	10,563	–
Derivatives – non-current(2)	5,836	(437)	5,399	–	5,399	–
Financial obligation – current	2,716	–	2,716	–	–	2,716
Financial obligation – non-current	5,275	–	5,275	–	–	5,275
TOU share financial arrangement - current	22,623	–	22,623	–	–	22,623
(1)

Derivative assets and liabilities presented in the statement of financial position are shown net of offsetting assets or liabilities where the arrangement provides or the legal right and intention for net settlement exists.

(2)	Includes $3.3 million of current and $1.8 million of long term fixed fees associated with physical forward natural gas contracts.

15.	FINANCE EXPENSE

Finance expense for the three and nine months ended September 30, 2016 is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Cash interest
Interest on senior notes	1,325	6,015	10,617	18,046
Interest on convertible debentures	–	610	–	1,831
Interest on bank indebtedness	498	1,272	2,620	2,725
Total cash interest	1,823	7,897	13,237	22,602
Non-cash finance expense
Amortization of debt issue costs	54	513	453	1,512
Accretion on decommissioning obligations (note 12)	730	1,026	2,465	3,012
Accretion on gas over bitumen obligation	–	126	–	373
Change in fair value of TOU share financial arrangement	1,461	–	4,564	–
Change in fair value of financial obligation (note 14)	(238)	22	(582)	(752)
Finance expenses recognized in net income (loss)	3,830	9,584	20,137	26,747

PERPETUAL ENERGY INC.	Q3 2016 Interim Financial Statements	Page 13